Exhibit 17

Schedule of Transactions

Shamrock Activist Value Fund, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
01/13/10	29,124	$19.6312	$571,739
01/14/10	29,124	$19.7561	$575,377
01/15/10	800	$19.5218	$15,617
02/02/10	4,121	$19.5000	$80,360
02/03/10	29,124	$19.5162	$568,390

Total:	92,293		$1,811,483

Shamrock Activist Value Fund IV, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
01/13/10	10,876	$19.6312	$213,509
01/14/10	10,876	$19.7561	$214,867
01/15/10	300	$19.5218	$5,857
02/02/10	1,539	$19.5000	$30,011
02/03/10	10,876	$19.5162	$212,258

Total:	34,467		$676,502

*	Excludes Brokerage Commissions